Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino: +39 06598.21 www.eni.com

ALESSANDRO BERNINI
CHIEF FINANCIAL OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/76/2012	October 1, 2012

United States Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Attention: Mr. Brad Skinner Senior Assistant Chief Accountant

Re:	Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 5, 2012
File No. 1-14090

Dear Mr. Skinner:

Thank you for your letter, dated August 23, 2012, setting forth comments from the Staff of the Commission on eni’s annual report on Form 20-F for the year ended December 31, 2011 (the "Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 30

Proved Undeveloped Reserves, page 37

1.	We note that, for the three years ending December 31, 2009 through December 31, 2011, the aggregate conversion for your proved undeveloped reserves appears to have been approximately 33%. Removing PUD reserves for Kashagan and Libyan gas from consideration, the aggregate PUD conversion appears to have been about 46%. This is significantly less than the 60% aggregate conversion that, in the absence of specific circumstances, would be

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expected given the definition of undeveloped reserves provided in Rule 4-10(a)(31)(ii) of Regulation S-X. Describe for us, in reasonable detail, the factors that have resulted in your three year PUD conversion rate. Separately, explain to us your intentions and development plans for your proved undeveloped reserves, and explain how your determination of proved undeveloped reserves complies with in Rule 4-10(a)(31)(ii) of Regulation S-X. Address whether you have made a final investment decision for all of your PUD reserves.

Response

Over the last three years, eni converted 858 Mboe from Proved Undeveloped to Proved Developed reserves.

The conversion is essentially the result of start up of development projects, installation of compression facilities, well tie-in and work-over in producing fields.

Our portfolio of international development projects is characterized by some factors which explain the level of our proved undeveloped conversion rate:

  Our development portfolio includes a series of large scale projects, mostly conventional.
  However, most of our developments are organic, i.e. born out of our own exploration results. To optimize economic results, this may imply gradual, phased developments over time.
  Also, the majority of our projects are infrastructure-driven, i.e. the timing of production start up is not only driven by drilling and tie-in activities, but also by completion of infrastructure and plant capacity. As a result, reserves promotion relating to those projects is not regularly distributed over the years and is not directly related to spending.

Therefore, the conversion rate of our proved undeveloped reserves may depart in a number of cases from the five years average taken as a reference.

Over the 2009-2011 period, conversion of PUDs resulted principally from the following events at our development fields.

For 2009:

  Infrastructure projects production start-ups: Blacktip in Australia, Lennox in UK , PY1 in India and Longhorn in GoM;
  Well tie-in: Karachaganak in Kazakhstan and Val d’Agri in Italy.

For 2010:

  Infrastructure projects production start-ups: Tuna and Hapy-9 in Egypt, Mboundi in Congo, Morvin in Norway;
  Well tie-in: Val d’Agri in Italy and Karachaganak in Kazakhstan;
  Start-up of compression: Bhit and Sawan in Pakistan.

For 2011:
  Infrastructure projects production start-up: Nikaitchuk in Alaska, Denise B in Egypt, Kitan in Australia;
  Well tie-in: Belayim and Taurt in Egypt, and Karachaganak in Kazakhstan;
  Start-up of compression: Zamzama in Pakistan.

Our Proved Undeveloped reserves are largely related to a number of large scale projects which are part of the company strategic and long term plan (e.g., Kashagan in Kazakhstan, Angola Block 15-06, Gas projects in Libya, Gas assets in Siberia, Perla in Venezuela, Goliat in Norway, Zubair in Iraq). Information on our most important projects, including progress to date and development expectations, is discussed in some detail in our Form 20-F.

We believe that recognizing proved reserves in connection with such projects is appropriate and in compliance with the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

Eni remains strongly committed to put these projects into production over the next few years. The length of the development period, for the reasons discussed above, is a function of a range of external factors, such as for example the type of development, the location and physical operating environment of the field or the absence of infrastructure, and not a function of internal factors, such as an insufficient devotion of resources by eni or a diminished commitment on the part of eni to complete the project. In accordance with eni’s procedures, we have made a final investment decision on all of our projects supporting PUD reserves.
Development at our major fields is progressing in spending and activities performed, consistently with eni’s successful track record in complex project delivery.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements, page F-1

2.	As a public company, your auditors are required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditors (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain this lack of inspection prevents the PCAOB from regularly evaluating your auditors’ audits and their quality control procedures.

Response:
We acknowledge the Staff’s comment and in future filings we plan to amend our risk factors section to include this fact under a separate risk factor heading. Proposed disclosure is shown below:

"Our auditor, like all other independent registered public accounting firms operating in Italy, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and accordingly, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards. Because our auditor is a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections pending the mutual agreement between the PCAOB and the Italian authorities, our auditor, like all other independent registered public accounting firms in Italy, is currently not inspected by the PCAOB.

Inspections of audit firms that the PCAOB has conducted where allowed have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Italy prevents the PCAOB from regularly evaluating our auditor's audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Italy may deprive investors of the benefits of PCAOB inspections."

Supplemental oil and gas information (unaudited), page F-115

Crude oil (including condensate and natural gas liquids), page F-120

3.	We note that your presentation of oil reserves includes amounts attributable to natural gas liquids. Explain to us how this presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-4(a). If you have concluded that quantities of natural gas liquids are not significant, provide us a reasonably detailed analysis that supports your conclusion.

Response:
Natural Gas Liquids (NGLs) are presented together with oil and condensates because eni considers that their volume is not significant compared to eni’s total reserves or total liquid reserves. NGLs represent approximately 3% of our total proved reserves and 5% of our total liquid reserves. For the avoidance of doubt, we do not include condensates within NGLs for the purposes of this calculation and pursuant to the guidance in FASB ASC 932-235-50-4(a).

***

We are available to discuss the foregoing with you at your convenience.
If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Title: Chief Financial Officer